NEWS RELEASE

Alderon Clarifies March 9, 2011 Trading Activity

March 9, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) announces that the Investment Industry Regulatory Organization of Canada (“IIROC”), the regulation services provider of the TSX Venture Exchange, halted trading in Alderon’s shares at 11:59 a.m. on March 9, 2011. IIROC ruled that all trades in the common shares of Alderon that took place prior to 11:59 a.m. on March 9, 2011 at prices below CAD$2.80 per share will be re-priced to CAD $2.80 per share. The ruling is being made by IIROC on the basis that the trades were unreasonable. IIROC issued a trade resumption notice and trading in Alderon’s shares resumed at 1:30 p.m. on March 9, 2011 at a price of CAD$3.50 per share.

All operations are running normally on the winter drill program at the Kamistiatusset (“Kami”) Iron Ore Project in western Labrador, with three drills in operation, as announced on February 3, 2011. Alderon is on target to meet all previously announced timetables and commitments, including the delivery of an initial National Instrument 43-101 (“NI 43-101”) resource estimate for the Rose Central and Mills Zones in March 2011 and an updated NI 43-101 resource estimate in June 2011 (see February 3, 2011 news release for further details).

About Alderon

Alderon is a leading iron ore exploration and development company in Canada.  The Kami Project is located within an existing iron ore district and is surrounded by producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonmining.com

ALDERON RESOURCE CORP.

On behalf of the Board

“Mark J Morabito”

President & CEO

Vancouver Office	Toronto Office
T: 604-681-8030	T: 416-309-2135
F: 604-681-8039	F: 416-861-5887
E: info@alderonmining.com
www.alderonmining.com

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the timing for delivery of resource estimates and the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified the management discussion and analysis section of our interim and most recent annual financial statement or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.